UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)*

                        Federal Trust Corporation
______________________________________________________________________________
                             (Name of Issuer)


                               COMMON STOCK
______________________________________________________________________________
                      (Title of Class of Securities)


                               314012 10 5
______________________________________________________________________________
                              (CUSIP Number)


                           John Sheldon Clark
                        1633 Broadway, 30th Floor
                        New York, New York 10019
                             (212) 707-8771
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             April 18, 2005
______________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 5 Pages

CUSIP No. 314012 10 5               13D/A                    Page 2 of 5 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John Sheldon Clark
     ###-##-####
------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]
------------------------------------------------------------------------------
3    FRB USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------

NUMBER OF SHARES   7    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH          302,741
REPORTING PERSON   -----------------------------------------------------------
    WITH           8    SHARED VOTING POWER

                        0
                   -----------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        302,741
                   -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     302,741
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.75%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------


CUSIP No. 314012 10 5               13D/A                    Page 3 of 5 Pages



Item 1.  Security and Issuer.
-----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock ("Common Stock") of Federal Trust Corporation (the "Issuer"). The address of the Issuer's principal executive office is 312 West First Street, Sanford, Florida 32771.

Item 2.  Identity and Background.
---------------------------------

     (a)  John Sheldon Clark ("Reporting Person").

     (b) The Reporting Person's residence address is 305 Lakeshore Road, Shady Shores, Texas 76208. The Reporting Person's office address is 1633 Broadway, 30th Floor, New York, New York 10019.

     (c) The Reporting Person's principal occupation is as an individual private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) The Reporting Person beneficially owns 302,741 shares of Common Stock which represents approximately 3.75% of the outstanding shares of Common Stock (based upon 8,073,563 shares issued and outstanding as of March 11, 2005 as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2004). As a result of the sales transactions set forth below, the Reporting Person no longer beneficially owns 5% or more of the Issuer's issued and outstanding securities.

     (b) The Reporting Person has sole voting and dispositive power with respect to all 302,741 shares of Common Stock.

CUSIP No. 314012 10 5               13D/A                    Page 4 of 5 Pages



     (c) The Reporting Person had the following transactions in the Issuer's securities during the last 60 days:


         Date                    Amount                   Price Per Share
 ----------------------   ----------------------   ---------------------------
       4/4/05                    55,000                        $10.04
      4/18/05                    30,000                         10.05
      4/19/05                    20,000                         10.13
      4/22/05                    20,000                         10.14


     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------------

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Not applicable.

CUSIP No. 314012 10 5               13D/A                    Page 5 of 5 Pages



                                Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D is true, complete and correct.





                                     /s/ John Sheldon Clark
                                     --------------------------
                                     John Sheldon Clark




                                     Date: April 25, 2005